American Physicians Service Group, Inc.

January 20, 2009

Via Edgar

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 6010

Washington, DC  20549

Re:

American Physicians Service Group, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 13, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed November 3, 2008

File No. 001-31434

Dear Mr. Rosenberg:

We are in receipt of your letter of December 22, 2008, concerning the above-referenced Form 10-K for the year ended December 31, 2007, and Form 10-Q for the quarterly period ended September 30, 2008. We acknowledge and appreciate your comments in regards to these matters. We also appreciate the Staff’s willingness to allow us additional time to complete this response. Our response is set forth below, following the applicable SEC Staff comment which we have repeated for ease of reference.

Form 10-K for the Year Ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and the Estimates

Reserve for Loss and Loss Adjustment Expense, page 37

1.

Your disclosure in the Critical Accounting Estimates section of MD&A regarding your estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please revise your disclosures to describe the method you use to calculate IBNR reserve. For example, we understand that some companies may calculate this reserve by first estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

1301 SOUTH CAPITAL OF TEXAS HIGHWAY SUITE C-300, AUSTIN, TEXAS 78746

Phone (800) 252-3628    fax (512) 314-4398   web www.amph.com

In response to your comment, American Physicians Service Group, Inc. (“APS” or the “Company”) proposes to revise the discussion of reserve for loss and loss adjustment expenses under the Critical Accounting Policies section of its Management’s Discussion and Analysis of Results of Operations in the manner set forth on Exhibit A attached hereto, commencing with the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”). We have improved our disclosure to better explain the judgment and uncertainties regarding our estimate of reserve for loss and loss adjustment expenses (“loss reserves”) and to describe the methods we use to calculate our IBNR reserve.  We have also included a table that reconciles statutory reserves (net reserves) to GAAP reserves (gross reserves), which will aid the reader in gaining a better understanding of our loss reserve estimate.  For comparative purposes, we have included claim and reserve data on a pro forma basis since we did not acquire our insurance subsidiary, API, until April 1, 2007. Again, this is provided so the reader can have an appreciation of the development of claims and loss reserves at API prior to our acquisition.

To facilitate the Staff’s review of our proposed changes, Exhibit A is based on our disclosures under the Critical Accounting Policies as provided in our Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), with changes identified so the Staff can review how the disclosure will be presented in the 2008 Form 10-K.  However, since we have not yet finalized our 2008 data, Exhibit A includes the 2007 Form 10-K amounts for illustration purposes. Changes to the language utilized in our 2007 Form 10-K in response to this Comment Letter have been underlined. Together, Exhibits A, B and C attached hereto, contain the entire disclosure for loss reserves in the Critical Accounting Policy section of our 2008 Form 10-K.

2.

From your disclosures it appears that the number of claims expected to be paid (frequency) and the average cost per claim (severity) are considered to be key assumptions that materially affect your liability for losses and loss adjustments expenses. For each key assumption quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosures provided responsive to industry Guide 6. Please explicitly identify and discuss any key assumptions as of December 31, 2007 that are premised on future trends that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

You are correct. The number of claims reported and the number of claims expected to be paid (frequency) and the average cost per claim (severity) are the key assumptions that materially affect our liability for losses and loss adjustment expenses. In response to your comment, we propose to revise the discussion of loss reserves under the Critical Accounting Policies section of its Management’s Discussion and Analysis of Results of Operations in the manner set forth on Exhibit B attached hereto, commencing with our 2008 Form 10-K.  In tabular format, we have highlighted key metrics including the trend of reported, IBNR, closed and open claims; a break-out of reserves by case reserve and IBNR reserves and various averages of claims severity to aid the reader in evaluating how this key information has changed over time. This new information provided in Exhibit B is meant to supplement and rather than duplicate the disclosures provided under Industry Guide 6.  For comparative purposes, we have included claim and reserve data on a pro forma basis since APS, the registrant, did not acquire API until April 1, 2007. Again, this is provided so the reader can have an appreciation of the development of claims and loss reserves at API prior to our acquisition.

To facilitate the Staff’s review of our proposed changes, Exhibit B is based on our disclosures under the Critical Accounting Policies as provided in our 2007 Form 10-K, with changes identified so the Staff can review how the disclosure will be presented in the 2008 Form 10-K.  However, since we have not yet finalized our 2008 data, Exhibit B includes the 2007 Form 10-K amounts for illustrative purposes. Changes to the language utilized in our 2007 Form 10-K in response to this Comment Letter have been underlined. Together, Exhibits A, B and C contain the entire disclosure for loss reserves in the Critical Accounting Policy section of our 2008 Form 10-K.

3.

In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity.  Explain why management believes the scenarios quantified are reasonably likely.

In order to show the potential variability in the most recent estimate of our loss reserves, we have modeled a statistical distribution along various confidence levels to calculate the potential variability inherent in our loss reserves and the corresponding impact on pre-tax income.  Due to the correlation between reserving variables and how they can inter-relate to one another, it is neither practical nor meaningful to isolate and demonstrate the impact of changes in a particular key assumption such as claims frequency or severity or other specific parameters such as the effect of tort reform in calculating the impact on our reserve estimate. However, Exhibit C attached hereto, shows the impact on the reserve estimate and pre-tax income if our actual claims experience were to emerge favorably or unfavorably from our recorded reserves. We believe this analysis is more meaningful than attempting to isolate individual assumptions and also believe the scenarios provided in Exhibit C represent reasonably likely outcomes.

In response to your comment, we propose to revise the discussion of reserve for loss and loss adjustment expenses under the Critical Accounting Policies section of its Management’s Discussion and Analysis of Results of Operations in the manner as set forth on Exhibit C, commencing with the filing of our 2008 Form 10-K.  To facilitate the Staff’s review of our proposed changes, Exhibit C is based on our disclosures under the Critical Accounting Policies as provided in our 2007 Form 10-K  with changes identified so the Staff can review how the disclosure will be presented in the 2008 Form 10-K.  However, since we have not yet finalized our 2008 data, Exhibit C includes 2007 Form 10-K amounts for illustrative purposes. Changes to the language utilized in our 2007 Form 10-K in response to this Comment Letter have been underlined. Together, Exhibits A, B and C contain the entire disclosure for loss reserves in the Critical Accounting Policy section of our 2008 Form 10-K.

4.

In your response to comment two of your letter dated November 19, 2007 you stated that you had finalized your purchase accounting and did not anticipate having any material adjustments at December 31, 2007. You also indicated in your response that you would record any material adjustments as a correction of an error in accordance with SFAS 154. However, you did not record the $16,056,000 reduction to your loss reserves and the $10,888,000 reduction in your ceded premiums that relate to the 2002 through 2006 fiscal years as corrections of errors in accordance with SFAS No. 154 as you indicated in your prior response. Please tell us why you have not accounted for the material adjustments described above in accordance with your response to us on November 19, 2007.

In our letter dated November 19, 2007, we indicated that we had finalized our purchase accounting entries prior to filing our June 30, 2007 Form 10-Q and as such, our reference to a correction of error was in regards to SFAS 141, Accounting for Business Combinations and more specifically, the fact that we believed that we had not made an error in the mathematical calculation, misapplied GAAP, or misused the facts that existed as of the date of the acquisition in determining the fair value of assets acquired and liabilities assumed, including our reserve for loss and loss adjustment expenses.  As subsequently clarified in our letter to the SEC dated January 7, 2008, we highlighted the many reasons why the fair market valuation of loss reserve at the date of acquisition was reasonable.  In applying fair value techniques to loss reserves, we consulted with our outside actuaries. Due to the complexity of applying fair value techniques in the context of acquiring a medical malpractice company, we summarized our approach and our rationale in great detail in that letter.  We continue to assert that no “error” occurred in connection with our accounting for the loss reserves of API at the time of acquisition and therefore there is no correction to be recorded.

It is customary for insurance companies to experience development, either favorably or unfavorably, and often materially so from the amount recorded from the previously evaluated balance sheet date. Our fair value of loss reserves at the date of acquisition, April 1, 2007 was based on the facts and circumstances known at the time.  Due to the inherently uncertain process involving loss and loss adjustment expense reserve estimates, the final resolution of the ultimate liability may be different from that anticipated at the reporting date. Therefore, actual paid damages in the future may yield a materially different amount, either favorably or unfavorably, than that amount reserved at April 1, 2007. There can be no assurance that our estimates will not change in the future given the many variables inherent in such estimates and the extended period of time that it can take for claim patterns to emerge.

We acquired API on April 1, 2007, at a time when there were two unique development patterns present within our claims data.  Prior to the passage of Texas tort reform legislation in 2003, API experienced a significant increase in the number of cases filed prior to its effective date. While tort reform in Texas has been in effect since the latter part of 2003 and has lowered reported claim counts from 2004 through the date of the acquisition as compared to historical levels, a significant number of pre-tort reform claims remained outstanding. The ultimate severity patterns and payout trends for these claims were not known and were continuing to develop at the date of the acquisition. Furthermore, while the frequency of reported claims has decreased post-tort reform, it is still unclear what effect, if any, tort reform in Texas has had to change in severity patterns and payout trends since not enough years of statistical data exists yet to support fully developed estimates.

A change in accounting estimate is defined in SFAS 154 as “a change that had the effect of adjusting the carrying amount of an existing liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the period presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities.  Changes in accounting estimates result from new information.”

In estimating reserves, new information is provided on a daily basis as case reserves are adjusted by claims personnel, new claims are reported and outstanding claims are closed at, above or below the amount of estimated reserves. Additional deviations in new data from the evaluation date of reserves such as changes in the specialties we insure, changes in policy forms or changes in the mix of policy limits, and changes in territories where coverage is provided (such as our entry into Oklahoma in 2007), can all make forecasting a long tail business like medical professional liability difficult. Subsequent changes in the estimate for loss reserves are not only appropriate but are necessary and typical in our line of insurance.  For example, significant changes in data resulting from new information included a sizeable drop in open claims.  API had 848 claims outstanding at April 1, 2007 and by year-end, December 31, 2007, the number of claims outstanding had dropped by approximately 13% to 740.  We also paid over $18,650,000 on the claims that closed since the date of acquisition resulting in a change in the loss reserves.  As a result of this drop in outstanding claims including claims payments, the value of gross reserves for loss and loss adjustment expenses (which includes the effects of reinsurance/ceded premium reserves) also declined by approximately 13% from $116,227,000 at April 1, 2007 to $101,606,000 and net reserve for loss and loss adjustment expenses (excluding the effects of reinsurance) declined approximately 5% from $86,542,000 at April 1, 2007 to $81,587,000 at December 31, 2007. In addition, net favorable development of $16,056,000 was offset by IBNR reserves due to newly reported claims and future case reserve development.

Other significant information subsequent to the date of the acquisition was the increase in the number of policyholders. We grew policyholders from 4,781 at April 1, 2007 to 4,930 at December 31, 2007 resulting in an increase in headcount exposure over the remainder of 2007. Furthermore, we also began writing medical professional liability policies in Oklahoma in the third-quarter of 2007.  Equally important to the numerous factors and information that changed over the last three quarters of 2007, is the consistency of reserve methodologies and practices we applied.  As noted in the reserve range table provided in Exhibit C, even with the net favorable development and ceded premium adjustments recorded since the date of the acquisition, we remained at the same point (high-end) in the actuarial range at post-acquisition evaluation dates as compared to pre-acquisition evaluation dates.

In summary, all of the favorable development recorded in loss reserves and ceded premiums in 2007, including those related to prior years, were the result of new information during the year and which are justified adjustments to our prior reserve estimates.  Accordingly, consistent with SFAS 154, Accounting for Changes and Error Corrections and industry practice, any subsequent changes in the value of the loss reserves and ceded premiums were appropriately treated as a change in estimate.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3.

Acquisition, page F-17

5.

Please tell us whether you and API were related parties or companies under prior control prior to your April 1, 2007 business combination.  Please refer to SFAS 57. If the companies were not related, provide us with your analysis of whether you had a controlling interest or acquired a business through the attorney-in-fact- contractual agreement that existed between you and API prior to the business combination.  Please refer to EITF 97-2.

In reference to SFAS 57, Related Party Disclosures, APS and API were not related parties under prior control before the April 1, 2007 business combination for the following reasons:

•

There was no common ownership between us and API prior to the transaction.

•

API was formed as a reciprocal inter-insurance exchange, as contemplated by the Insurance Code of Texas.  By definition, the members (policyholders) of API exchanged insurance contracts with one another and as such, their ownership was by way of a “subscriber interest” as a policyholder.

•

Both organizations operated under separate articles of incorporation and by-laws and there were no overlapping board members.

•

Board members of API were elected by the API subscribers while our board members were elected by our shareholders.

In regards to the management contract, our responsibilities as attorney-in-fact were limited with respect to control of any major decisions of API.  For example, the following key decisions were reserved solely for the API board and not by us:

1) pricing/rate making;

2) the geographical area where coverage was offered (i.e. counties within Texas as well as entry into new states);

3) the types of policies and products offered including limits of coverage; and

4) any dividends to policyholders.

Our obligations to API under the terms of the management contract were “to carry out the authorities given to it by the Subscribers in a reasonable and prudent manner; and shall follow the instructions of the Board of Directors when the Board is acting within the powers given to it under the By-Laws.” APS' responsibilities as attorney-in-fact were therefore always subject to the oversight of the API board of directors. Even then, our responsibilities were largely ministerial, i.e., to solicit and receive applications, collect and receive premiums, underwrite, handle claims and provide required accounting and reporting services to API.  In return, APS received a fee for providing these services. Additionally, the management contract specifically identified expenses/liabilities to be borne by each entity.  Furthermore, any sale of API was not at the discretion of APS, but rather required Texas Department of Insurance approval along with API board approval and the concurring approval of two-thirds of all subscribers of API.

Finally, API could not control, either directly or indirectly, any of our activities unrelated to the business of API. All of our other operating decisions, such as entering into other management contracts, buying or selling enterprises, hiring and firing employees and board governance were decisions that required neither notice to, nor approval of, API.

In reference to EITF 97-2, we did not have a controlling interest or acquire API through the attorney-in-fact contractual agreement between the two companies prior to the business combination.  EITF 97-2 requires that all six requirements listed below be met to establish a controlling financial interest through a contractual management arrangement between a Physician Practice Management entity (“PPM”) and a physician practice.  While APS was not a PPM prior to the acquisition, the EITF guidance applies to entities that operate in the healthcare industry or other industries in which a contractual management arrangement is established and can be evaluated relative to our pre-acquisition management agreement with API.  The six requirements as defined in EITF 97-2 are as follows:

Term - The contractual arrangement between the PPM and the physician practice:

1. Has a term that is either (a) the entire remaining legal life of the physician practice entity or (b) a period of 10 years or more.

2. Is not terminable by the physician practice except in the case of gross negligence, fraud, or other illegal acts by the PPM, or bankruptcy of the PPM.

Control - The PPM has exclusive authority over all decision making related to both of the following:

3. Ongoing, major, or central operations of the physician practice, except for the dispensing of medical services.

4. Total practice compensation of the licensed medical professionals as well as the ability to establish and implement guidelines for the selection, hiring, and firing of them.

Financial Interest - The PPM must have a significant financial interest in the physician practice that meets both these criteria:

5. Is unilaterally salable or transferable by the PPM.

6. Provides the PPM with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the physician practice, in an amount that fluctuates based on the performance of the operations of the physician practice and the change in the fair value thereof.”

While the contract was not terminable by API, except in the case of gross negligence, fraud, or other illegal acts of APS and it renewed automatically unless mutually agreed by both parties or gross negligence could be proved, the other four requirements were clearly not met.  First, we did not have control as defined under EITF 97-2 or “the exclusive authority over all decision making.” As mentioned above, our authority was over ministerial activities, not “on-going, major, or central decisions” of API including: pricing and rate making; the geographical area and the type of policies and products offered, and the approval of dividends to policyholders.” The second component of control under EITF 97-2 is “setting total practice compensation of the licensed medical professional as well as the ability to establish and implement guidelines for the selection, hiring and firing of them.” This requirement was also not met since all board members were elected by the subscribers of API under the terms of the by-laws and compensation was set by the board of directors of API.  We had no involvement in those matters.  Furthermore, the compensation for the employees of API was set by the board of directors of API, not by APS.

The two other requirements in addition to term and control, relate to financial interest or “does the Practice Management Company have a significant financial interest in the physician practice.”

The first requirement of financial interest was not met since we had no saleable or transferable interest in API whatsoever.  Any sale of API required Texas Department of Insurance approval along with API board approval and a concurring two-thirds of all API subscribers. Our consent to such a sale was not required. Additionally, the second requirement was not met since upon the sale of API the contractual management arrangement was terminated by order of the Texas Department of Insurance and the only fees APS was eligible to receive were those management fees earned to the date of the business combination.

Based on this analysis, we assert that we appropriately accounted for the contractual arrangement with API prior to the business combination as a management service agreement only.

6.

You had an attorney-in-fact relationship with API prior to your merger on April 1, 2007.  Please provide the disclosures related to the preexisting relationship between you and API in accordance with paragraph 8 of the EITF 04-1.

In response to your comment, we propose providing/moving the following language in our 2007 Form 10-K on page F-31(Footnote 12 – Management Services) to our 2008 Form 10-K Acquisition footnote to better highlight the necessary disclosures related to the preexisting relationship with API in accordance with paragraph 8 of EITF 04-1:

Prior to our acquisition of API on April 1, 2007, API had been organized as a reciprocal insurance exchange under the laws of the State of Texas since 1975. These exchanges generally have a need for few, if any, paid employees and instead are required to enter into a contract with an “attorney-in-fact” that provides for all management and administrative services for the reciprocal exchange. The Company, through a wholly owned subsidiary, was the attorney-in fact for API from its inception until the acquisition.

The management agreement with the Company provided for management of API’s affairs under the direction of its board of directors. Subject to the direction of the API board, as the attorney-in-fact, we sold and issued policies, investigated, settled and defended claims, and otherwise managed API’s day to day operations. We also paid certain salaries and personnel related expenses, rent and office operations costs and information technology costs, as provided in the management agreement. API was responsible for the payment of all claims, claims expenses, peer review expenses, directors’ fees and expenses, legal, actuarial and auditing expenses, taxes, outside agent commissions and certain other specific expenses.

Thus, prior to April 1, 2007, our Insurance Services (management services) revenues were historically related to management fees based on the earned premiums of API and included a profit sharing component related to API’s annual earnings. Management fees equaled 13.5% of API’s earned premiums before payment of reinsurance premiums plus profit sharing equal to 50% of API’s pre-tax earnings up to a maximum of 3% of earned premiums before payment of reinsurance premiums. Management fees were recorded based upon the terms of the management agreement in the period the related premiums were earned by API. API recognizes premiums as earned ratably over the terms of the related policy. The profit sharing component was historically recognized in the fourth quarter when it was certain API would have an annual profit. In 2007, however, since the management contract ended March 31, 2007, we recognized the quarter’s profit in March, based on our ability to fully determine the profit sharing base.

We earned total management service revenues of $3,803,000, $15,555,000 and $15,514,000 for the years ended 2007, 2006 and 2005, respectively. Total Management Services revenues included management fees paid to us based on the management agreement with API of $2,729,000, $10,965,000 and $11,038,000 and expense reimbursements, principally independent agent commissions, of $989,000, $4,646,000 and $4,376,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Form 10-Q for the Quarterly period ended September 30, 2008

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

17.

Fair Value Measurement, page 22

7.

You state that your Level 2 and Level 3 fixed maturity securities were priced based on independent dealer quote. Please revise your disclosure here or in the MD&A to explain the extent to which and how, the information obtained from pricing services/independent dealers are used in developing the fair value measurements in the consolidated financial statements.  The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•

The nature and amount of assets you valued using dealer quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

•

The number of quotes or prices that you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value your used in your financial statements

•

Whether, and if so, how and why, you adjusted quotes or prices you obtained from dealers and pricing services

•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•

Whether the dealer quotes are binding or non-binding; and

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

In response to your comment, we propose to revise our discussion of fair value measurements under both the Critical Accounting Policies section of our Management’s Discussion and Analysis of Results of Operations and our Notes to the Financial Statements in the manner as set forth on Exhibit D hereto, commencing with our 2008 Form 10-K.  We have addressed the requested disclosure items in our response in Exhibit D.

To facilitate the Staff’s review of our proposed changes, Exhibit D is based on our disclosures to Note No. 17 as provided in the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “2008 3Q Form 10-Q”) with changes identified so the Staff can review how the disclosure will be presented in the 2008 Form 10-K.  However, since we have not finalized our 2008 data, Exhibit D includes the 2008 3Q Form 10-Q amounts for illustrative purposes only. Changes to the language provided in our 2008 3Q Form 10-Q in response to this Comment Letter have been underlined.

8.

In addition, please revise your disclosures to address the following:

•

Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;

•

Disclose whether the valuation models used have changed from prior periods and to the extent possible, disclose the quantitative effect of such changes;

•

Quantify the effect on operations and financial position of reasonably likely changes in the assumptions used, if material

In response to your comment, we propose to revise our discussion of fair value measurements under both the Critical Accounting Policies section of our Management’s Discussion and Analysis of Results of Operations and our Notes to the Financial Statements in the manner as set forth on Exhibit D hereto, commencing with our 2008 Form 10-K.  We have addressed the requested disclosure items in our response in Exhibit D.

In accordance with the request contained in your comment letter, American Physicians Service Group, Inc. (“APS”) acknowledges that:

o

APS is responsible for the adequacy and accuracy of the disclosures in the Form 10-K filed by APS for year ended December 31, 2007 and the Form 10-Q for the period ended September  30, 2008 (the “Filings”);

o

SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking action with respect to the Filings; and

o

APS may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments to our responses, please do not hesitate to contact me directly at (512) 314-4497 or mzimmermann@amph.com.  Thank you.

Sincerely,

/s/ Marc J. Zimmermann

Marc J. Zimmermann

Chief Financial Officer

EXHIBIT A

NOTE: Exhibit A only includes that portion of the Critical Accounting Policy disclosure for loss reserves relevant to our response to SEC Staff Comment No. 1.  Exhibits B and C contain the remainder of our proposed Critical Accounting Policy disclosures, broken-out into separate Exhibits to facilitate the Staff’s review of our response to SEC Staff Comments 2 and 3.

Reserve for Loss and Loss Adjustment Expenses. These reserves represent our best estimate of the ultimate cost of all remaining reported and unreported claims for which we provide insurance coverage to our policyholders.  The estimation of the ultimate liability for unpaid losses and loss adjustment expenses (LAE) is an inherently uncertain process, does not represent an exact calculation of the liability and may not represent the ultimate cost of settling our claim obligations. For comparative purposes, we have included detailed claim and loss reserve data and analysis on a “pro forma basis” since we did not acquire API until April 1, 2007. This information is provided to highlight the development of claim and loss reserve data prior to our acquisition of API.  Any reference in the MD&A Section below to “pro forma” purports to show the impact to us had we acquired API as of January 1 of that year.

The estimate of reserves for losses and LAE is reflective of the types of insurance policies written by us.  We write our medical professional liability insurance policies predominantly on a claims-made basis.  Claims-made insurance policies provide coverage for claims made and reported to the company during the period covered under the policy.  We also write a small percentage of policies on an occurrence basis.  Occurrence basis insurance policies provide coverage for losses that occur during the term of the policy, regardless of when the claim is reported. These occurrence policies also cover policyholders that purchase or earn, according to the terms of contract provisions, an extended reporting period, or tail endorsement, upon termination of coverage.

For both claims-made and occurrence policies, a significant amount of time can elapse between the occurrence or reporting of an insured event and the final settlement of the claim.  The time period between the occurrence of a loss and its resolution by an insurer is referred to as the claims tail.  Short tail claims are reported and settled quickly, resulting in less reserve estimation variability. The longer the tail or time before the final resolution of a claim, the greater the exposure to estimation risk and hence, greater estimation uncertainty.  Although our predominance of claims-made policies has a positive impact in terms of reducing claim tails, most of our policies are nonetheless regarded as having a longer tail than other lines of property and casualty insurance. This is because medical professional liability claims frequently involve litigation which may take years before a judgment or settlement is reached. Medical liability claims are typically resolved over an extended period of time, often five years or more.

When a claim is reported to us, our claims adjusters establish a case reserve for the estimated amount of the ultimate payment including legal costs associated with defending the claim. The process of estimating case reserves reflects an informed judgment based upon the experience and knowledge of the claims adjuster regarding the nature and value of the specific claim, the severity of injury or damage, the judicial climate where the insured event occurred and the policy provisions relating to the type of loss. With lines of insurance like medical professional liability that often have claims with complex and technical facts and circumstances that take many years to investigate and close, the lack of information available to the claims adjusters when a claim is first reported often makes establishing case reserves difficult. As the discovery phase of the claim proceeds, better information regarding the nature and severity of the claim becomes available enabling us to establish a more appropriate case reserve for the claim. Case reserves on severe claims are also reviewed for adequacy at least quarterly by our claims committee, which includes our Medical Director, physicians with specific expertise in the specialty of the claims being reviewed, and senior management. This process of periodically evaluating and adjusting case reserves is one of the factors we consider when establishing our ultimate loss and LAE expenses. However, case reserves alone are insufficient in measuring our ultimate cost for losses and loss adjustment expenses.

In addition to case reserves, we also maintain reserves for claims incurred but not reported, commonly referred to as IBNR.  IBNR is the estimated liability for (1) the ultimate cost of claims that have been reported but not yet settled, and (2) claims that have occurred but have not yet been reported.  IBNR reserves are established to cover additional exposure on known and unknown claims using various actuarial loss projection models.  Included in our IBNR loss reserve are estimates of the aggregate difference between our individual estimated case reserves and the amount for which they will ultimately be settled.  This provision, which is included in our total IBNR reserves, comprises the majority of such reserves given our predominately claims-made coverage. Since each claim reported is settled individually based on its merits, and it is not unusual for a claim to take years after being reported to settle, an IBNR reserve is established for this uncertainty in ultimate claim cost. An additional provision in our IBNR loss reserves is included for our small percentage of occurrence policies where claims have occurred but have not yet been reported.  While actuarial loss projection models vary, our general approach for calculating IBNR reserves involves calculating ultimate losses and LAE costs  by each accident year and reducing that amount by the amount of cumulative claims paid and by the amount of our case reserves.

The two components, case reserves and the reserve for IBNR claims, constitute the liability for unpaid losses and loss adjustment expenses, and together represent our best estimate of the ultimate cost of settling our claim obligations as of the reporting date.  The combination of changing conditions including, but not limited to, historical settlement patterns, trends in loss severity and frequency, legal theories of liability and legislative changes and other factors such as the time required for claim resolution makes the estimation of reserves inherently difficult and requires actuarial skill and judgment. We perform an in-depth review of reserves for unpaid losses and loss adjustment expenses on a semi-annual basis with assistance from our outside consulting actuary.

The independent review of reserves by our outside consulting actuary plays an important role in the overall assessment of the adequacy of reserves. We establish reserves for unpaid loss and loss adjustment expenses taking into account the results of multiple actuarial techniques applied as well as other assumptions and factors regarding our business. The actuarial techniques used that are material to the evaluation of reserves for unpaid loss and loss adjustment expense include the following:

•

Loss development methods (incurred and paid development);

•

Loss adjustment expense development methods (incurred and paid development)

•

Average hindsight outstanding projection;

•

Frequency/severity projection methods;

•

Bornhuetter-Ferguson expected loss projection methods; and

•

Trended pure premium method.

Each technique has inherent benefits and shortcomings (i.e., biases), particularly when applied to company-specific characteristics and trends. For example, certain methods (e.g., the Bornhuetter-Ferguson and pure premium methods) are more relevant to immature accident years, and other methods (e.g., the loss development methods) provide more meaningful information for years with a greater level of maturity. Because each method has its own set of attributes, we do not rely exclusively upon a single method. Rather, we evaluate each of the methods for the different perspectives that they provide. Each method is applied in a consistent manner from period to period and the methods encompass a review of selected claims data, including, but not limited to, claim and incident counts, average indemnity payments and loss adjustment expenses.

As part of its evaluation, our outside consulting actuary develops a point estimate and a range of reserves it believes is reasonable. The point estimate represents our actuaries' estimate of the most likely amount that will ultimately be paid to settle unpaid claims at a particular point in time.  The upper end of the range reflects their higher estimates of future loss and loss adjustment expenses while the lower end of the range reflects their lower estimates of future loss and loss adjustment expenses. In general, the width of a range reflects the level of variability in the underlying projections. These range determinations are based on estimates and actuarial judgments and are intended to encompass reasonably likely changes in one or more of the variables that were used to determine the point estimate.

We consider many factors, not just the actuarial point estimates, in determining ultimate expected losses and the level of reserves required and recorded. Recorded (carried) reserves are based upon the judgment of management and are not entirely driven by formulaic determinations produced by various actuarial methods. In addition to considering the point estimate and ranges calculated by the independent consulting actuaries, management also utilizes expected loss ratios in determining its best estimate, which it selects based on the following: (1) information used to price the applicable policies, (2) historical loss information, (3) any public data for medical professional liability insurance for the Texas, Arkansas and Oklahoma blocks of business, and (4) an assessment of the current market conditions. Additionally, we select a best estimate with due regard for the age, characteristics and volatility of medical professional liability insurance, the volume of data available for review and past experience with respect to the accuracy of estimates. Other external factors such as economic inflation, judicial trends and legislative and regulatory changes can also have a substantial impact on our reserve estimation assumptions. For example, when tort reform is passed in a state, as was the case in Texas, we will estimate the impact of reform on both frequency and severity of losses. In addition, we evaluate whether or not the legislation will stand if it is legally challenged in the courts. We also consider the effects of various reinsurance treaties and the varying retention levels and co-participations we have on any given year as these will have an impact on the loss reserves we cede to our reinsurers.  We also consider input from our underwriting, claims, and senior management personnel and our claims committee.

Because of the nature and complexities of this line of insurance and expectations about future claim results and trends, our best estimate may differ from the selected reserve estimate of our independent actuary. Even minor changes in assumptions regarding these factors can have a substantial impact on the projection of the ultimate liability, especially with a long-tailed, low-frequency, high-severity line of business such as medical professional liability insurance. While our assessment may differ, our carried reserves remain within the actuarial range of the independent actuary’s selected reserve estimate. The data and analysis performed by our independent actuarial firm serves as an objective confirmation of the adequacy of our carried reserves and we utilize the actuarial point estimate and reserve ranges to monitor the adequacy and reasonableness of recorded reserves.  The reserve opinions of our independent actuary for the years ended December 31, 2007 and 2006 have been filed with state insurance regulators along with API’s statutory financial statements.

The reconciliation between our net reserve for loss and loss adjustment expenses filed with state insurance departments prepared in accordance with statutory accounting principles and those reported in our consolidated financial statements prepared in accordance with GAAP is shown below:

Reconciliation of reserves for Losses and LAE from Statutory Basis to GAAP Basis

	Year Ended December 31,
	Actual	Pro forma	Pro forma
	2007	2006	2005
	(Dollars in thousands)

Statutory reserves	$81,513	$81,186	$66,195
Reinsurance recoverables on unpaid losses	20,093	28,903	29,177
GAAP reserves	$101,606	$110,089	$95,372

We continually review and update the data underlying the estimation of the loss and loss adjustment expense reserves and make adjustments that we believe the emerging data supports. If reserves ultimately prove to be too high, then the excess amount will be recognized as a reduction to loss and loss adjustment expenses in the current period of operations that the change in estimate is made. If reserves prove to be inadequate in the future, we would have to increase such reserves and incur a charge to earnings in the period that such reserves are increased, which could have a material adverse affect on our results of operations and financial condition. These specific risks described above, combined with the variability that is inherent in any reserve estimate, could result in significant positive or negative deviation from our recorded net reserve amounts, and could positively or adversely impact our business, results of operations and cash flows.

We have established a net reserve for loss and LAE at $81,513,000 as of December 31, 2007 or what we believe to be the upper end of the reserve estimates, as projected by actuarial review; however, there is no assurance that such reserves will ultimately prove adequate. We have established a position of conservatively reserving to the upper-end of the reserve estimate due to the inherent judgments and uncertainties in estimating ultimate claims losses and management’s philosophy that this is the appropriate approach to reserving at the current time.

We considered the following factors in establishing our best estimate as of December 31, 2007.  First, as highlighted in the 10-year reserve development below, API’s reserve estimates for the years 1998 through 2004 were significantly deficient.  Not until recently, 2005 and through 2007, have reserves trended favorably from the originally reported net liability.  In addition, API has increased the number of policyholders it insures from 2,992 at January 1, 2004 to 4,930 at December 31, 2007 resulting in an approximately 64% increase in policyholder exposure over the last several years. We also recently began writing medical liability policies in Oklahoma.  The significant adverse development patterns of API coupled with the uncertainty as to how our significant increase in policyholders and new business in Oklahoma will perform over time warrants a conservative position.  Also, API began co-participating in the 2006 and 2007 reinsurance treaties on claims in excess of the retention of $250,000 on individual claims and $350,000 on multiple insured claims related to a single occurrence. The 2006 and 2007 reinsurance treaties provide for API retaining an additional 10% of the retention levels for 2006 and 20% for 2007. Uncertainty in regards to how these increased participation levels would impact our recorded reserves should API be exposed to considerable losses resulting from a significant liability event or the occurrence of an unusually high number of liability losses in one reporting period, were considered in determining our best estimate as of December 31, 2007.

EXHIBIT B

NOTE: Exhibit B only includes that portion of the Critical Accounting Policy disclosure for loss reserves relevant to our response to SEC Staff Comment No. 2.  Exhibits A and C contain the remainder of our proposed Critical Accounting Policy disclosures, broken-out into separate Exhibits to facilitate the Staff’s review of our response to SEC Staff Comments 1 and 3.

In considering the potential sensitivity of the factors and assumptions underlying management’s best estimate of recorded loss and loss adjustment reserves, as previously mentioned, it is also important to understand that the medical professional liability sector of the property and casualty insurance industry is characterized by a relatively small number of claims with a relatively large average cost per claim. For example, at December 31, 2007, we had 4,930 policyholders, and since the date of acquisition (April 1, 2007) API paid a total of $9,926,000 in paid damages on 72 claims. Even a small change in the number of claims expected to be paid (i.e. frequency) or a small percentage change in the average cost per claim (i.e. severity) could have a significant impact on reserves and correspondingly, our financial position and results of operations. This is also the case for other key assumptions as well, such as the frequency of reported claims that will ultimately close with paid damages versus those that will close without paid damages. Historically, API has closed over 80% of claims with no paid damages. In addition, due to the relatively small number of claims ultimately resulting in paid damages and the high average cost per claim, any change in the trends of key assumptions used in estimating the ultimate values could result in a significant change in the reserve estimate.

Loss frequency and severity trends are important assumptions in the estimation of ultimate liability of losses and loss adjustment expenses. Claims frequency is measured in various ways. The most common measure is the number of claims reported, which is then typically adjusted for the relative exposure, either in terms of the number of insureds or earned premiums. Claims frequency is also measured in terms of the number of claims reported to us on which we make loss payments as opposed to claims on which we pay only expenses or those that we close with no payment to claimant. Claim frequency impacts not only our projection of the number of IBNR claims associated with our occurrence or tail business but is also evaluated to determine the cause of changes in frequency.  In periods where claims frequency is declining, we determine the nature of the claims in decline. A drop in non-meritorious claims, for example, could have an impact on the percentage of claims that will ultimately have loss payments and could impact the projection of ultimate losses.

Claims severity is often measured on a paid, reported and ultimate basis. Paid severity represents the cost of payments associated with loss settlements and is typically measured as an average of paid losses per claim closed, per claim closed with no payment and per claim closed with an indemnity payment. Reported severity is usually measured as our average case reserve per open claim. Ultimate severity takes into account not only the severity of losses currently being paid and the losses in our open claims inventory, but also incurred, but unreported claims and all remaining costs to settle these claims. One such factor we consider with low-frequency, high-severity lines of business like medical professional liability insurance is the premise that if fewer claims are reported to us, those claims are likely to have higher average severity than the average severity associated with a large population of claims.  Implicit in this assumption is that claims that are still being reported are those of greater merit and potential severity while claims no longer being reported are assumed to be non-meritorious in nature and could be closed at little or no cost.

The following table shows  net case, IBNR and total reserves and various claim statistics and reserve averages for the years ended December 31, 2007, 2006 and 2005.

	At and For the Year Ended December 31,
	Pro forma	Pro forma	Pro forma	% Change	% Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Medical professional liability:
Number of open claims - beginning of period	809	702	993	15.2%	-29.3%
Number of reported claims	402	507	335	-20.7%	51.3%
Number of claims settled with indemnity payment	(100)	(80)	(203)	25.0%	-60.6%
Number of settled claims without indemnity payment	(371)	(320)	(423)	15.9%	-24.3%
Number of open claims - end of period	740	809	702	-8.5%	15.2%
Estimated number of IBNR claims (1)	121	75	43

Net case reserves	$43,473,407	$45,973,937	$44,454,759	-5.4%	3.4%
Net IBNR reserves	38,039,275	35,212,210	21,740,310	8.0%	62.0%
Total net reserves	$81,512,682	$81,186,147	$66,195,069	0.4%	22.6%

Average net case reserve per open claims	$58,748	$56,828	$63,326	3.4%	-10.3%
Average net IBNR reserve per open and IBNR claims	44,180	39,833	29,182	10.9%	36.5%
Average total net reserve per open and IBNR claims	$94,672	$91,840	$88,852	3.1%	3.4%

Average net paid loss per claim closed with payment	$124,527	$92,555	$88,604	34.5%	4.5%

(1) IBNR claim counts are estimates based on actuarial projections

Our open claims increased by 15.2% from 702 at December 31, 2005 to 809 at December 31, 2006, the result of reported claim counts of 507 outpacing the number of closed claims (with and without indemnity) in 2006.  Our assumption was that the increase in reported claim counts in 2006 was attributable to the significant increase in policyholder count beginning in 2004 through December 31, 2007.  We also believed these elevated claim counts represented a more reasonable, normalized claim count in a post-tort reform environment in Texas as compared to the historically low reported claim counts of 335 and 385 in 2005 and 2004, respectively, after the passage of tort reform.  However, open claim counts decreased by 8.5% from 809 at December 31, 2006 to 740 at December 31, 2007, the result of a relatively low 402 claims being reported in 2007 combined with total claims closed (with and without indemnity) of 484 outpacing reported claims. Net case reserves increased by 3.4% from December 31, 2005 to December 31, 2006 due to higher open claims counts and subsequently decreased when open claim counts decreased from December 31, 2006 to December 31, 2007.  From a historical perspective it is important to note that we had 1,372 open claims (the highest number of claims in the history of API) at December 31, 2003, the year in which tort reform legislation passed in Texas. Our open claim counts have declined dramatically since the end of 2003 as the number of reported claims has decreased and as we continue to settle or close claims at an accelerated pace.

Reflected in our net IBNR reserve increase of 62% from $21,740,000 at December 31, 2005 to $35,212,000 December 31, 2006 and an 8% increase to $38,039,000 at December 31, 2007 is due to a significant increase in our total number of policyholders, which has risen from 3,622 at the beginning of 2005 to 4,930 at December 31, 2007.  Our higher  average paid loss per claim in 2007 of $124,527 as compared to $92,555 and $88,604 in 2006 and 2005, respectively, supports the assumption previously mentioned above that if fewer claims are reported in a given year; those claims are likely to have higher severity than those claims associated with a larger population. Implicit in this assumption is that claims reported post-tort reform, while fewer in number, are of greater merit and potential severity and claims that are no longer reported were non-meritorious in nature and were closed at little or cost.

The following table reflects the activity in the liability for reserve for losses and loss adjustment expenses since January 1, 2005 through the year ended December 31, 2007 (in thousands):

	At and For the Year Ended December 31,
	Pro Forma	Pro Forma	Pro Forma
	2007	2006	2005
Reserve for loss and loss adjustment expenses—January 1	$110,089	$95,372	$69,445
Less reinsurance recoverable on paid losses and unpaid losses	(28,491)	(27,850)	(11,203)

Net balance—January 1	81,598	67,522	58,242

Incurred—net of reinsurance—related to:
Current year	40,682	43,431	28,261
Prior periods	(16,023)	(4,461)	15,715

Net incurred	24,659	38,970	43,976

Paid—net of reinsurance—related to:
Current year	3,674	4,820	4,062
Prior periods	20,996	20,074	30,634

Net paid	24,670	24,894	34,696

Net balance—December 31	81,587	81,598	67,522

Plus reinsurance recoverable on paid losses and unpaid losses	20,019	28,491	27,850

Reserve for loss and loss adjustment expenses—December 31	$101,606	$110,089	$95,372

Incurred—net of reinsurance depicts incurred loss and loss adjustment expense on a pro forma basis related to premium earned in that period, also referred to as accident year. Incurred—net of reinsurance for the prior years represents the net change in reserve estimates charged or credited to earnings in the current year with respect to liabilities that originated and were established in prior years.

Our incurred loss and loss adjustment expense for the most recent accident years of $40,682,000 in 2007 and $43,431,000 in 2006 is fully reflective of the significant increases in policyholder count as compared to the 2005 accident year of $28,261,000.  In 2007, we decreased our incurred loss and loss adjustment expense for prior year development by $16,023,000, which was primarily the result of loss severity for the 2002 through 2006 report years developing favorably compared to prior period estimates.

During 2006, API recorded favorable prior year development of $4,461,000, the result of 2004 and 2005 report year loss severity falling below expectations. We continue to see beneficial trends in claims frequency and relative stability in average paid loss severity as compared to pre-tort reform years.  For instance, the number of claims reported and the average net claim paid with indemnity (net paid loss severity) over the last four years (2004-2007) since the passage of tort reform has averaged 409  and approximately $120,000 as compared to the previous four years (2000-2003) prior the passage of reform in which claims reported averaged 773  and paid loss severity averaged $144,000   The effect of significant changes in claim frequency introduces a great deal of variability into our reserve estimation process. We are traditionally cautious with our assumptions concerning emerging trends in claims frequency and severity loss trends and consequently we do not immediately place much weight on the impact that any short-term declines in frequency and severity may have on our ultimate losses. However, actual frequency and severity loss trends have developed more favorably than originally anticipated.  We utilize historical claims data to project future expected results. As a result, the impact of recent claims trends is moderated by historical data. We have recently experienced favorable trends of declining frequency and stable paid loss severity and the results of these trends are reflected in our reserve estimations.  The impact of recent favorable trends is the main reason for the increase in favorable development from $4,461,000 in 2006 to $16,023,000 in 2007. However, in 2005 based on the known facts at that time and uncertainty regarding the impact of tort reform, API determined that the effect of tort reform not only increased the number of claims reported in 2003as claimants were attempting to beat the filing deadline prior to tort reform going into effect, but also increased the cost of litigating remaining open cases for pre-tort reform accident years. As a result, during 2005, API continued to increase incurred loss and loss adjustment expense reserves related to prior accident years by $15,715,000.

We attempt to consider all significant facts and circumstances known at the time loss reserves are established.  Due to the inherently uncertain process involving loss and loss adjustment expense reserve estimates, the final resolution of the ultimate liability may be different from that anticipated at the reporting date. Therefore, actual paid damages in the future may yield a materially different favorable or unfavorable amount than currently reserved. While we believe that the estimates for loss and loss adjustment expense reserves are adequate as of December 31, 2007, there can be no assurance that our estimates will not change in the future given the many variables inherent in such estimates and the extended period of time that it can take for claim patterns to emerge

The following table, known as the reserve development table, shows the development of the net liability for unpaid loss and loss adjustment expenses of API from 1998 through December 31, 2007. The top line of the table shows the original estimated liabilities at the balance sheet date, including losses incurred but not yet reported. The upper portion of the table shows the cumulative amounts subsequently paid as of successive year-ends with respect to the liability. The lower portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimates change as claims settle and more information becomes known about the ultimate frequency and severity of claims for individual years. A (deficiency) or redundancy exists when the re-estimated liability at each December 31 is greater (or less) than the prior liability estimate. The cumulative (deficiency) or redundancy depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years. The volatility of medical professional liability claim frequency and severity makes the prediction of the ultimate losses very difficult.  Likewise, the long period of time necessary for medical professional liability claims to develop and be paid further complicates the reserving process.

	As of and for the Year ended December 31,
	(in thousands)

	Pro forma
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Originally Reported Gross Liability for unpaid losses and loss adjustment expenses	$67,971	$57,442	$67,751	$53,543	$54,186	$63,713	$69,445	$95,372	$110,089	$101,606
Originally Reported Reinsurance
Paid & Unpaid Recoverable	(25,624)	(18,586)	(25,720)	(16,680)	(17,923)	(14,980)	(11,203)	(27,850)	(28,491)	(20,019)
Originally Reported Net Liability	$42,347	$38,856	$42,031	$36,863	$36,263	$48,733	$58,242	$67,522	$81,598	$81,587

Cumulative net paid as of;
One Year later	24,898	21,805	27,998	23,360	31,665	34,965	30,634	20,074	21,455	-
Two Years later	36,796	40,156	41,575	40,278	48,023	55,033	43,406	30,553	-
Three Years later	43,786	44,562	47,614	45,952	54,926	62,224	49,717	-	-
Four Years later	44,904	46,015	50,520	48,503	57,389	67,175	-	-	-
Five Years later	45,626	47,670	51,090	49,417	59,553	-	-	-	-
Six Years later	46,786	47,905	51,674	50,689	-	-	-	-	-
Seven Years later	46,903	48,520	52,628	-	-	-	-	-	-
Eight Years later	47,487	49,244	-	-	-	-	-	-	-
Nine Years later	48,172	-	-	-	-	-	-	-	-
Ten Years later	-	-	-	-	-	-	-	-	-

Re-estimated Net Liability as of:
End of year	$42,347	$38,856	$42,031	$36,863	$36,263	$48,733	$58,242	$67,522	$81,598	$81,587
One Year later	42,837	37,248	39,708	42,155	46,955	68,083	73,957	63,061	66,401
Two Years later	43,677	41,837	48,411	45,826	61,294	79,041	69,525	50,972	-
Three Years later	44,636	47,540	50,926	54,212	64,379	81,888	61,701	-	-
Four Years later	46,880	48,214	55,846	55,618	66,557	77,996	-	-	-
Five Years later	47,420	51,101	56,163	54,762	64,357	-	-	-	-
Six Years later	49,604	51,064	55,236	53,714	-	-	-	-	-
Seven Years later	49,626	50,551	54,828	-	-	-	-	-	-
Eight Years later	48,873	50,295	-	-	-	-	-	-	-
Nine Years later	49,150	-	-	-	-	-	-	-	-
Ten Years later	-	-	-	-	-	-	-	-	-

Net cumulative (deficiency) redundancy	$(6,803)	$(11,439)	$(12,797)	$(16,851)	$(28,094)	$(29,263)	$(3,459)	$16,550	$15,197	$-

The above table does not present accident year or policy year development data. Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

Prior to our acquisition on April 1, 2007, API had been organized as a Texas reciprocal insurance exchange since its formation in 1975.  A reciprocal insurance exchange is an entity, similar to a mutual insurance company, which sells insurance to its subscribers and other eligible healthcare providers, who may pay, at the election of the company, a contribution to the company’s surplus, in addition to their annual premiums.

As noted in the table above, API’s reserve estimates for the years 1998 through 2003 were significantly deficient. During this period, API, as well as the medical professional liability industry as a whole, saw increased frequency and claims severity trends on its claims outstanding. API began to address these concerns beginning in 2000 through 2003 with rate increases averaging 22% per year. API also employed stricter underwriting standards including exiting certain specialties, limiting coverage in geographical areas and reducing the policy limits options offered to insureds.

In 2003, Texas voters approved a constitutional amendment which gave the Texas Legislature authority to set limits on damages in medical malpractice and other lawsuits.  This coincided with the passage of state legislation which became effective on September 1, 2003 and which places a cap on non-economic damages in medical malpractice cases.

Prior to the passage of Texas tort reform in 2003, API saw a significant increase in the number claims reported as claimants were attempting to beat the filing deadline prior to tort reform going into effect.  This has resulted in significant adverse development from the originally reported net liability for 2003.

Beginning in 2004, we have seen favorable decreases in the number of claims reported each year as compared to historical reported claim development patterns.

While Texas tort reform has generally benefited API due to a lower number of reported claims and stable severity trends, it has increased our exposure to estimation risk and hence, greater estimation uncertainty in regards to loss reserves.  Historically deficient trends in our loss reserves may not be indicative of future loss trends in a post-tort reform environment.

During 2006 and 2007, due improved underwriting practices coupled with tort reform in Texas, API has recognized favorable development related to previously established reserves for accident years 2004 through 2006. Ultimately, as actual results have proven better than suggested historical trends, redundancies have developed, as evident from the favorable trend in our loss reserves from the originally reported net liability in 2005 and 2006.

EXHIBIT C

NOTE: Exhibit C only includes that portion of the Critical Accounting Policy disclosure for loss reserves relevant to our response to SEC Staff Comment No. 3.  Exhibits A and B contain the remainder of our proposed Critical Accounting Policy disclosures, broken-out into separate Exhibits to facilitate the Staff’s review of our response to SEC Staff Comments 1 and 2.

The table below shows our recorded net reserves at December 31, 2007 and December 31, 2006, the actuarial point estimates and the high and low ends of the actuarial reserve range, as determined by our independent actuaries:

	Actual as of December 31, 2007
	Recorded	Actuarial	Low End of	High End of
	Net Reserves	Point Estimate	Actuarial Range	Actuarial Range
	(in thousands)

Total net reserves	$81,513	$67,269	$47,640	$81,513

	Pro forma as of December 31, 2006
	Recorded	Actuarial	Low End of	High End of
	Net Reserves	Point Estimate	Actuarial Range	Actuarial Range
	(in thousands)

Total net reserves	$81,186	$68,641	$55,997	$81,186

There are several limitations to interpreting reserve ranges. The reserve range represents a statistical distribution of possible outcomes and while from an actuarial standpoint, a point estimate is considered the most likely amount to be paid, there is inherent uncertainty in the point estimate. There are also many macroeconomic effects that may impact the development of reserves such as, tort reforms, changes in the tort common law or the litigiousness of jurisdictions in which we issue policies, the influence of legislative actions and changes in political philosophy.  As a result of these factors, as well as the many other quantitative and qualitative factors described herein, there can be no assurance that reserves will develop within these ranges.

C - 1

We have modeled a statistical distribution along various confidence levels to calculate the potential variability inherent in our loss reserves and the corresponding impact on pre-tax income.  Due to the correlation between reserving variables and how they can inter-relate to one another, it is neither practical nor meaningful to isolate and demonstrate the impact of changes in a particular assumption such as claims frequency or severity or other specific parameters such as the effect of tort reform in calculating the reserve estimate.  However, a statistical distribution shows the impact if actual claims experience were to emerge more favorably or unfavorably from our recorded reserves at the 75% confidence level to the actuarial point estimate, or approximately 15% or more than our recorded reserves.  In regards to trending downward to the actuarial point estimate, we believe this reflects a more likely than not scenario as the confidence level is approximately 51%, represents the mean of the distribution and is the most likely amount to be paid.   In regards to trending 15% higher than recorded reserves, the confidence level rises to 90% and shows the wide dispersion of possible outcomes given the inherent uncertainty of loss reserves in the medical professional liability line of insurance in relation to other shorter tail lines of insurance.  We believe this scenario is reasonably conceivable due to a significant liability event, such as an unexpected adverse court decision that impacts many open claims or multiple insureds or the occurrence of an unusually high number of liability losses in one reporting period.  The following table shows the effects on pre-tax income if the recorded reserves as of December 31, 2007 develop under these scenarios:

Increase
(Decrease) in
Pre-tax Income
(in thousands)
Actuarial Point Estimate	$$14,244
15% Higher than Recorded Reserves	$(11,991)

C - 2

EXHIBIT D

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements.  SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities.  Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts its business.  SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy.  Our assessments with respect to assumptions that market participants would make are inherently difficult to determine and use of different assumptions could result in material changes to these fair value measurements. Effective January 1, 2008, the Company adopted the provisions of SFAS 157 as it relates to financial assets and financial liabilities. The adoption of SFAS 157 did not have a material effect on our results of operations, financial position or liquidity.

In September 2008, the SEC and FASB issued joint guidance providing clarification of issues surrounding the determination of fair value measurements under the provisions of SFAS 157 in the current market environment.  In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, which amended SFAS 157 to provide an illustrative example of how to determine the fair value of a financial asset when the market for that asset is not active.

Fair value is used on a recurring basis for our equity and fixed maturity, available for sale securities in which fair value is the primary basis of accounting. Fair value for these securities is the market value based on quoted market prices, when available (Level 1) or quoted prices for similar assets or liabilities in active markets or market prices obtained from third-party pricing services for identical or comparable assets (Level 2). Certain assets and liabilities are not actively traded in observable markets with listed prices or quotes and we must use alternative valuation techniques based on independent dealer quotes on the security and our own assumptions and professional judgment to derive a fair value measurement (Level 3). In these instances when significant valuation assumptions are not readily observable in the market, instruments are valued based on the best available data to approximate fair value. This data would consider a risk premium that a market participant would require. We use prices and inputs that are current as of the measurement date, including periods of market dislocation. Typically, during periods of market dislocation, the observability of prices and inputs may be reduced for the instruments we hold. This condition could cause an instrument to be reclassified to a lower level during any given period.

The following table presents the estimated fair value of our financial instruments on a recurring basis as of September 30, 2008:

(in thousands)		Fair Value Measurements at September 30, 2008 Using:
		Quoted prices	Significant	Significant
		in active markets	other ob-	other unob-
	September 30,	for identical assets	servable inputs	servable inputs
Description	2008	Level 1	Level 2	Level 3
Financial Assets:
Fixed income securities, available for sale	$200,083	$26,663	$170,734	$2,686
Equity securities, available for sale	11,332	11,277	55	-
Total	$211,415	$37,940	$170,789	$2,686

Percentage of Assets by Fair Value Hierarchy	100%	17.9%	80.8%	1.3%

A reconciliation of the beginning and ending balances of our financial instruments for fair value measurements made using significant unobservable inputs (Level 3) follows (in thousands):

Fixed Maturity Securities,
Available for Sale
Balance, January 1, 2008	$11,867

Total gains or losses realized/unrealized:
Included in earnings (or changes in net assets)	(3,429)
Included in other comprehensive income	249
Purchases, issuances, and settlements	(2,341)
Transfers in and/or out of Level 3	(3,660)

Balance, September 30, 2008	$2,686

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at September 30, 2008	$(3,564)

Gains and losses (realized and unrealized) included in earnings for the period are reported in net realized investment gains (losses) as follows:

Total gains or losses included in earnings for the period (above)	$(3,436)

Change in unrealized gains or losses related to assets held at September 30, 2008	$34

Level 1 consists of instruments whose values are based on quoted market prices in active markets. We receive quoted market prices from a third party, independent, nationally recognized pricing service (pricing service). The Company utilizes the pricing service, either for market values obtained based on quoted, actively traded market prices (Level 1) or quoted prices for similar assets in active markets or market prices obtained from third-party pricing services for identical or comparable assets (Level 2). Of our investment portfolio of $211,415,000 as of September 30, 2008 approximately 98% of our fixed-income securities are priced either as Level 1 or Level 2. The fair value estimate for our equity portfolio of $11,277,000 and our U.S. Treasury fixed income securities of $26,663,000 are based on Level 1 pricing provided by this pricing service since there is an active, readily tradable market value based on quoted prices, as of September 30, 2008, or the measurement date. Active markets are those in which transactions occur in significant frequency and volume to provide pricing information on an on-going basis. Valuation of Level 1 securities does not entail a significant degree of judgment since an active market exists and quoted prices are readily and regularly available.

With the exception of U.S. Treasury securities, very few of our fixed-income securities are actively traded.  Most of our fixed-income securities, such as government or agency mortgage backed securities, tax-exempt municipal securities and corporate securities are valued using a pricing service and fall within Level 2.  Level 2 pricing in our fair value hierarchy comprises $170,789,000 or 80.8% of our investment portfolio which as of September 30, 2008 includes our U.S. Government agency bonds/notes of $27,557,000; U.S Government agency mortgage backed bonds of $30,099,000; U.S. Government agency collateralized mortgage obligations of $55,737,000; Government tax-exempt bonds of $24,911,000; corporate bonds of $8,276,000 and non-agency collateralized mortgage obligations of $24,155,000.  Five Alt-A securities with a fair value estimate of $2,686,000 or 1.3%% of our investment portfolio are classified as Level 3 since the securities are priced based on non-binding indications provided by dealers and the professional judgment of our investment professionals in our asset management subsidiary, APS Asset Management (Asset Manager) upon review of the specifics of the security, including class, maturity, credit rating, durations, collateral and comparable markets for similar securities.  Alt-A securities are generally considered to have underlying mortgages with underwriting characteristics that are stronger than “Subprime” mortgages but less stringent than “Prime” mortgages.

In regards to Level 2 pricing, fair values are used and are based on the market prices from the pricing service where valuations are based on quoted market prices for identical or similar assets and/or valuations using industry-standard models such as matrix pricing. The pricing service evaluates each asset based on relevant market information, credit information, perceived market movements and sector news.  The market inputs utilized in the pricing evaluation include, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets benchmark securities, bids and offers, quoted forward prices, time value, volatility factors, current market and contractual prices for the underlying instrument, and industry news and economic events. For mortgage related products, the pricing service uses an Option Adjusted Spread model to develop prepayment and interest rate scenarios.  Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant.  The pricing service we utilize has indicated that they will only produce an estimate of fair value if there is objectively verifiable information to produce a valuation.

The Company through its Asset Manager reviews the estimates and assumptions of fair value of each security provided by the pricing service for Level 1 and Level 2 pricing and compares these estimates to our custodial bank statement, which also provides a fair market value for the securities we hold  to determine if the estimates are representative of the prices in the market. Comparing our fair value pricing obtained from our custodial bank statement serves as a cross-check to the validity of the information provided from the pricing service. Valuations are reviewed for reasonableness based upon the specifics of the security, including class, maturity, credit rating, durations, collateral and comparable markets for similar securities.  We may adjust the valuation of securities from the independent pricing service when we believe its pricing does not fairly represent the market value of the investment.  For example, when market observable data is not as readily available or if the security trades in an inactive market, the valuation of financial instruments becomes more subjective and could involve substantial judgment resulting in Level 3 pricing. We generally consider a market to be inactive if the following conditions exist: (1) there are very few transactions for the financial instrument; (2) the prices in the market are not current; (3) the price quotes we receive vary significantly over time or among independent pricing services or dealers; and (4) there is a limited availability of public market information.

In the third quarter of 2007, the market for non-agency collateralized debt obligations, specifically the market for Alt-A’s, became increasingly inactive based on the limited number of transactions, varying market prices provided by dealers and the limited availability of market data for these securities. The inactivity was evidenced by a significant widening of the bid and ask spread in the dealer markets in which these securities trade and a significant decrease in the volume of trades relative to historical levels.   As of September 30, 2008, our portfolio contained seven CMO securities classified as Alt-A of which five of these securities, or $2,686,000 representing 1.3% of our investment portfolio, are classified as Level 3 pricing. The remaining non-agency CMO’s in our investment portfolio have underlying mortgages categorized as “Prime” quality loans with no adjustable features, and none of our CMO’s have underlying mortgages classified as “Subprime.” All of our Alt-A securities have underlying mortgages with fixed interest rates and all but one Alt-A security is investment grade, currently rated either AA or A. During the quarter ended June 30, 2008, one of the Alt-A securities with a fair market value of $44,000 at September 30, 2008 was downgraded to a “B” rating.

The deepening national housing crisis and its potential impact on the underlying collateral of our Alt-A securities has resulted in a significant and rapid decline of their fair market value, especially in relation to the market prices provided by the outside pricing service. Consistent with our approach to pricing our entire portfolio, we initially received market pricing on these securities from the pricing service. We then reviewed the pricing of our Alt-A securities based on the market environment and the specific characteristics including the overall structure of the instrument; default rates; demographic and geographic characteristics of the underlying mortgages; support levels; and loan to value ratios.  As a result of this review, as of September 30, 2008, we have adjusted five of the seven Alt-A securities to lower fair market value from those indicated by the pricing service, (a market-corroborated observable input) based on non-binding indications received from dealers and the judgment of our Asset Manager (unobservable inputs).  We obtain two to three indications from dealers who actively trade in these or similar securities, but are not binding offers.   Because the approach to valuing these securities involves significant professional judgment and the expertise of our Asset Manager including the use of unobservable inputs from non-binding dealer indications, we classify securities valued in this manner as Level 3.

As noted in the table above (reconciliation of beginning and ending balances of our financial instruments for fair value measurements made using significant unobservable inputs (Level 3)), $3,660,000 was transferred out of Level 3 to Level 2 during the three months ended September 30, 2008 as the pricing from dealer indications received by the Company was comparable to the independent pricing service. We attempt to apply consistent methods and techniques utilized in previous evaluation periods to determine the appropriate level within the fair value hierarchy. Changes in pricing based on Level 3 pricing assumptions of our lowest rated Alt-A securities can have a material effect on our results of operations and financial position as evidenced by the recognition of a realized loss of $830,000 and $4,598,000, respectively for the three and the nine months ended September 30, 2008.  If we would have selected pricing based on Level 2 assumptions provided by the pricing service, we would have recognized a realized loss of only $204,000 and $3,354,000, respectively or a $626,000 and $1,244,000 difference for the three and the nine month ended September 30, 2008 based on different pricing assumptions. Additionally, our financial position would have been higher since our fixed maturities, available for sale and accumulated, other comprehensive income would have been increased by $1,511,000 as of September 30, 2008 based on different pricing assumptions.  See Note 5 to the financial statements included herein for additional discussion regarding our Alt-A write-downs.